UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2026

(Date of Report (Date of earliest event reported))

YS RE RAF I LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

245 Fifth Avenue, 21st Floor
New York, NY	10016
(Address of principal executive offices)	(ZIP Code)

(844) 943-5378

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of September 30, 2026

As of September 30, 2026, our net asset value (“NAV”) per common share is $4.13. This NAV per common share shall be effective until updated by us on or about December 31, 2026 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(Amounts in dollars, except share and per share amounts)	September 30, 2026 [1]	June 30, 2026 [1]
ASSETS
Investments in Real Estate at Fair Value (cost $32,069,903 and $32,046,918 respectively)	$15,493,533	$15,717,177
Cash and Cash Equivalents	565,499	463,658
Accounts Receivable	61,254	63,881
Total Assets	$16,120,286	$16,244,716
LIABILITIES AND MEMBERS' EQUITY
Accrued Expenses	$181,174	$250,998
Payable to Managing Member	59,715	63,552
Unearned Fees	3,952	17,077
Total Liabilities	$244,841	$331,627
MEMBERS' EQUITY:
Common shares, net of redemptions; 7,500,000 shares authorized; 4,439,583 shares issued and 3,847,720 outstanding as of both September 30, 2026 and June 30, 2026	38,506,209	38,506,209
Retained Earnings (Accumulated Deficit)	(22,630,764)	(22,593,120)
Total Members' Equity	15,875,445	15,913,089

TOTAL LIABILITIES AND MEMBERS' EQUITY	$16,120,286	$16,244,716

NET ASSET VALUE PER SHARE, on 3,847,720 and 3,847,720 shares outstanding for the periods ended September 30, 2026 and June 30, 2026, respectively	$4.13	$4.14

[1] Estimated Balance Sheets as of September 30, 2026, and June 30, 2026.

On October 6, 2026, the Company announced that its NAV as of September 30, 2026 is $4.13 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2026 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. The price per share for the fourth quarter of 2026 is $4.13.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. At the end of each fiscal quarter, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments, including related liabilities, based upon any of (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4) estimated accruals of the Company’s operating revenues and expenses. The Manager may, in its sole discretion, engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide annual valuations of some or all of the Company’s assets to facilitate the Administrator’s calculation of the Company’s NAV.

The Manager will deliver such valuations to SS&C Technologies, Inc. or any successor thereto (such party, the “Administrator”), which will utilize the valuations provided by the Manager to calculate the Company’s NAV and NAV Per Share.

The valuations of the Company’s assets underlying the calculation of the Company’s NAV Per Share are subject to a number of judgments and assumptions that may not prove to be accurate. Additionally, although the Administrator will calculate the Company’s NAV Per Share on a quarterly basis, the Company’s NAV Per Share may fluctuate more frequently, so that the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect the precise amount that may be payable for the Shares in a market transaction. Finally, the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect all material events or conditions affecting the value of the Company’s assets to the extent that such events or conditions are not known or that their effects are not readily quantifiable.

Beginning on October 1, 2026, the per share price of our Common Shares for all purposes under the Company’s governing documents will be $4.13 per share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2026, unless updated by us prior to that time. Redemptions, if any, of Common Shares during the fourth quarter of 2026 shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2026, we did not redeem any common shares pursuant to our share redemption plan.

Effective August 8, 2024, our Manager determined to indefinitely suspend the share redemption plan of the Company, in accordance with the terms of the Operating Agreement and in connection with the liquidation of the Company’s investments and the wind down of the Company.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from March 31, 2022 to September 30, 2026.

Date	NAV Per Share
March 31, 2022	$9.77
June 30, 2022	$9.76
September 30, 2022	$9.98
December 31, 2022	$9.82	*
March 31, 2023	$9.90
June 30, 2023	$9.93
September 30, 2023	$9.82
December 31, 2023	$9.39
March 31, 2024	$8.38
June 30, 2024	$6.72
September 30, 2024	$6.73
December 31, 2024	$6.45
March 31, 2025	$5.82
June 30, 2025	$5.64
September 30, 2025	$5.35
December 31, 2025	$4.92
March 31, 2026	$4.66
June 30, 2026	$4.14
September 30, 2026	$4.13

* This figure has been adjusted from the amount initially reported in the Company's Form 1-U filing dated December 27, 2022 as a result of a review of accounting procedures.

Real Estate Performance

The Company's NAV remained essentially flat compared to the prior quarter. Underlying asset values were also broadly stable during the quarter. Public REIT valuations improved, cap rates firmed for office and industrial properties, and transaction activity continued to build. Yet none of these developments offset the renewed pressure of rising borrowing costs, persistent inflation, and the compounding demands of assets whose cash flows continue to fall short of debt service. The Federal Reserve, facing inflation that has proven more stubborn than the market anticipated, raised its policy rate for the first time in three years and signaled further tightening, and the 10-year Treasury ended the quarter at its highest level since 2007. That is the reality this portfolio carries into the next twelve months. Valuations have held, and the conditions for recovery continue to assemble, but they are not yet resolved. The assets under stress today require more than a stable backdrop. They require rates to reverse course, time to compound, and credit markets to remain open long enough for improving fundamentals to translate into the operating performance this portfolio was underwritten to deliver.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS RE RAF I LLC

By:	Willow Asset Management LLC
Its:	Manager

By:	/s/ William Majeski
Name:	William Majeski
Title:	General Counsel

Date:     October 6, 2026